Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 19, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING DOCUMENT WAS MADE AVAILABLE TO ROYAL DUTCH SHAREHOLDERS BEGINNING
ON MAY 19, 2005

Information for holders of Royal Dutch Hague Registered Shares

Unification of Royal Dutch and Shell Transport

You are encouraged to read the important information at the back of this booklet.

The Proposals — what’s happening

The current structure of the Royal Dutch/Shell Group (the Group) reflects the way the two companies combined their interests in the oil industry in 1907. Royal Dutch Petroleum Company (Royal Dutch) owns 60% of the Group and The “Shell” Transport and Trading Company, p.l.c (Shell Transport) owns 40%.

A review of the structure and governance of the Group was carried out during 2004 by a steering group drawn from the boards of Royal Dutch and Shell Transport. Under the steering group’s terms of reference, it was asked to consider:

–	how to simplify the boards of Royal Dutch and Shell Transport and the Group holding companies and the management structures of Royal Dutch and Shell Transport and the Group;

–	how decision-making processes and accountability could be improved; and

–	ways in which effective leadership for Royal Dutch and Shell Transport and the Group as a whole could be enhanced.

The steering group heard the views of a large number of institutional shareholders and shareholder groups and considered a wide range of possible solutions. The final recommendations received the unanimous support of the boards of Royal Dutch and Shell Transport and on October 28, 2004 it was announced that the boards had agreed, in principle, to propose to their shareholders the unification of Royal Dutch and Shell Transport under a single parent company, Royal Dutch Shell plc (Royal Dutch Shell).

To implement the proposal:

–	Royal Dutch Shell is making an offer (the Offer) to acquire all of the issued and outstanding ordinary shares of Royal Dutch in exchange for Royal Dutch Shell Class A ordinary shares (“A” Shares) or American depositary receipts (ADRs) representing “A” Shares (“A” ADRs); and

–	Royal Dutch Shell proposes to become the parent company of Shell Transport pursuant to a United Kingdom reorganisational procedure referred to as a “scheme of arrangement”. As a result of the scheme of arrangement, holders of Shell Transport ordinary shares will receive Royal Dutch Shell Class B ordinary shares (“B” Shares) and holders of Shell Transport American depositary receipts will receive ADRs representing “B” Shares.

Royal Dutch Shell is incorporated in England and Wales and has a single corporate headquarters and is resident in the Netherlands for Dutch and UK tax purposes.

The boards of Royal Dutch believe the proposals will strengthen the Group in a number of ways and provide, among other benefits:

Increased clarity and simplicity of governance

The boards of Royal Dutch believe that the unification will result in a clearer and simpler governance structure, including:

–	a single, smaller board initially comprised of 10 non-executive and 5 executive directors; and

–	a simplified senior management structure with a single non-executive Chairman, a single Chief Executive and clear lines of authority.

Increased accountability

The boards of Royal Dutch believe that the unification will lead to increased accountability and clearer lines of authority. This is expected to result from the fact that following the completion of the unification, the Royal Dutch Shell executive committee will report through the Chief Executive to a single board of directors with a single non-executive Chairman.

Increased management efficiency

The boards of Royal Dutch believe that the unification will increase the efficiency of decision-making and management processes generally, including through the elimination of dual corporate headquarters in favour of a single corporate headquarters in the Hague, the elimination of duplication and the centralisation of functions.

At the Royal Dutch Annual General Meeting on June 28, 2005, Royal Dutch will be seeking shareholder approval of the agreement which implements the proposed unification. You will receive information separately explaining how you can vote at the Royal Dutch Annual General Meeting.

The boards of Royal Dutch have unanimously reached the conclusion, on the basis of the considerations described in the Offer documentation, that the unification between Royal Dutch and Shell Transport is in the best interest of Royal Dutch, holders of Royal Dutch ordinary shares and Royal Dutch’s other stakeholders. They are furthermore of the opinion that the Offer is fair and reasonable and accordingly unanimously recommend its acceptance. The boards of Royal Dutch have received a written opinion from ABN AMRO Bank N.V. that, as at May 13, 2005, based upon and subject to matters considered, assumptions used and qualifications set forth therein, the exchange ratio to be used in the Offer was fair, from a financial point of view, to the holders of Royal Dutch ordinary shares.

Enclosed with this booklet is:

–	an application form by which you can make your acceptance of the Offer known;

–	the terms and conditions of the RDS corporate nominee; and

–	a Dividend Currency Election Form.

The purpose of this booklet is to provide you with brief details of the transaction and how you can participate. You should be aware that the information in this booklet is not exhaustive and does not contain all the detailed information which is set out in the offer documentation. The complete offer documentation is available free of charge at www.shell.com/unification or by contacting ANT.

For specific actions that you should take in relation to the Offer, you are referred to the Questions and Answers covering “How do I tender my Royal Dutch Hague Registered Shares?” and “How will I receive my “A” Shares?”. Further information is also included in the application form.

If you are in any doubt as to the action you should take, you are recommended to seek advice immediately from your own legal, tax and financial advisers with respect to the legal, tax and cost consequences of participating in the Offer.

All contact information can be found at the back of this booklet.

Questions and Answers

The boards of Royal Dutch have unanimously recommended that shareholders accept the Offer.

If I decide to tender my shares and the Offer is completed, how many shares will I receive in Royal Dutch Shell?

If you tender Royal Dutch ordinary shares in Hague registry form (Royal Dutch Hague Registered Shares) in the Offer and the Offer is completed, you will receive two “A” Shares for every one Royal Dutch Hague Registered Share you validly tender and do not properly withdraw.

How do I tender my Royal Dutch Hague Registered Shares?

If you wish to tender your Royal Dutch Hague Registered Shares you should complete and sign the enclosed application form and return it to ANT. Your form must reach ANT by no later than 11pm Central European Time (CET) on July 18, 2005. Your signed application form will constitute the legal deed of transfer.

How will I receive my “A” Shares?

If you have validly tendered your Royal Dutch Hague Registered Shares, you will be entitled to receive “A” Shares, subject to the unification becoming effective. Assuming that the Offer is honoured on July 20, 2005, the delivery of “A” Shares to which you are entitled will take place no later than July 25, 2005.

It is not possible to hold your “A” Shares via the Hague register. The three ways in which you can hold your “A” Shares are explained below. You must clearly mark your preference on your application form. If you fail to make a choice, you will not have made a valid tender. You should study these options carefully as they may influence future trading of the “A” Shares and any costs involved.

RDS corporate nominee

The Royal Dutch Shell corporate nominee service enables you to hold your “A” Shares without custody fees, just as you do pursuant to the service offered by the Hague register. This service is provided by Lloyds TSB Bank plc acting through its division Lloyds TSB Registrars (the RDS corporate nominee). If you wish to receive your shares through the RDS corporate nominee service, the “A” Shares to which you are entitled will be transferred to the nominee to hold on your behalf in accordance with the terms and conditions as enclosed with this booklet. If you wish to hold your “A” Shares in this way, you should carefully read these terms and conditions, select this option on your application form and sign and return it. By signing your application form you confirm that you have reviewed and agreed to the terms and conditions of the RDS corporate nominee service.

If you choose to hold your shares through the RDS corporate nominee, your “A” Shares will initially trade on the London Stock Exchange and will be settled within CREST in pounds sterling.

If following the unification becoming effective you wish to sell your “A” Shares, you will either have to request the RDS corporate nominee that they be transferred into your name and receive a certificate in respect of them or that they be transferred to the CREST account of another nominee. In both cases you are recommended to contact your bank or financial institution as the transfer or sale of your shares may require further actions and may involve costs. If you have a registered address in the UK you may choose to sell your “A” Shares through a panel of appointed providers, in which case you will receive the proceeds in pounds sterling.

Alternatively, if you have a registered address in the Netherlands and you do not wish to receive the proceeds on sale of your shares in pounds sterling, you will be able to sell your shares through ABNAMRO and receive the proceeds in euros into a euro bank account in the Netherlands. Please contact the RDS corporate nominee if you would like further information on this service and associated costs.

Should you wish to trade your shareholdings on Euronext Amsterdam and not on the London Stock Exchange, it will be necessary to transfer your shares to a Euroclear securities account. Such a transfer will generally be subject to UK stamp duty reserve tax at the rate of 1.5 per cent of the value of the shares concerned or 1.5 per cent of the amount or value of the consideration given for the transfer. If following the unification becoming effective you wish to sell your shares that are traded on Euronext Amsterdam, you should contact your bank or financial institution.

Securities account via Euroclear

You may wish to hold your “A” Shares through a securities account with your bank or financial institution. If this is the case, the shares to which you are entitled will be held through Euroclear and you will need to provide details of your securities account and your bank or financial institution in the space provided on the application form. Your bank or financial institution will be able to provide you the required information.

If you choose this option, your “A” Shares will initially trade on Euronext Amsterdam. Should you wish to trade your shares on the London Stock Exchange, you should contact your bank or financial institution.

Your bank or financial institution can also advise you on the fees associated with holding and trading your “A” Shares via a securities account.

CREST account

You may wish to hold your “A” Shares through your CREST account. If this is the case, then you will need to provide details of your CREST account in the space provided on your application form.

If you choose this option, your “A” Shares will initially trade on the London Stock Exchange and will be settled within CREST in pounds sterling. Stamp duty on trades settled within CREST is normally paid by the buyer rather than the seller. Should you wish to trade your shareholdings on Euronext Amsterdam, it will be necessary to transfer your shares to a Euroclear securities account. Such a transfer will generally be subject to UK duty reserve tax at the rate of 1.5 per cent of the value of the shares concerned or 1.5 per cent of the amount or value of the consideration given for the transfer.

Your bank or financial institution can advise on you on the fees associated with holding your “A” Shares via a CREST securities account.

What is the difference between “A” Shares and “B” Shares?

“A” Shares and “B” Shares will have identical voting rights and will vote together as a single class on all matters, including the election of directors, unless a matter affects the rights of one class as a separate class. “A” Shares and “B” Shares will have identical rights upon the liquidation of Royal Dutch Shell, and dividends declared on each will be equivalent in amount. However, in seeking to preserve the current tax treatment of dividends, holders of “A” Shares will receive Dutch source dividends, while holders of “B” Shares will receive dividends that are UK sourced to the extent that these dividends are paid through a dividend access mechanism.

What is the dividend policy of Royal Dutch Shell?

In setting the level of the dividend, the board of Royal Dutch Shell will seek to increase dividends at least in line with inflation over time. The base for the 2005 financial year will be the dividends paid by Royal Dutch in respect of the financial year ended December 31, 2004.

Dividends declared by Royal Dutch Shell will, following completion of the unification, be paid on a quarterly basis starting with the dividend for the second quarter of 2005. This dividend is expected to be declared on July 28, 2005 and paid in September 2005.

Royal Dutch and Shell Transport have declared dividends on their respective shares in respect of the first quarter of 2005. The board of Royal Dutch Shell will take these dividends into account when determining the dividends which Royal Dutch Shell should declare for the remainder of the year.

Can I elect to receive dividends in pounds sterling?

Royal Dutch Shell will declare dividends in euro. Dividends declared on “A” Shares will be paid in euro, although holders of “A” Shares will be able to elect to receive dividends in pounds sterling.

The way in which this election may be made differs depending on the way in which “A” Shares are held. If you wish to receive dividends in pounds sterling and you have chosen to hold your “A” Shares through a Euroclear, you should contact your custodian bank or financial institution. If you wish to receive dividends in pounds sterling and you have chosen to hold your “A” Shares through the RDS corporate nominee or through CREST, you should complete the attached Dividend Currency Election Form and return it to Lloyds TSB Registrars.

If you choose to hold your “A” Shares through the RDS corporate nominee or through CREST, for your dividend currency election to be valid for the second quarter dividend, the enclosed Dividend Currency Election Form must be received by Lloyds TSB Registrars by 6pm CET on July 27, 2005. If you choose to make such an election, you will continue to receive dividends on your “A” Shares in pounds sterling until you notify Lloyds TSB Registrars otherwise. If you wish to receive dividends in euro, you do not need to take any action.

What happens if I do not tender my shares?

You will continue to own your Royal Dutch Hague Registered Shares. However, if the Offer is completed, the number of Royal Dutch ordinary shares remaining in public circulation may be so small that there would no longer be an active trading market for Royal Dutch ordinary shares. The absence of an active trading market could reduce the liquidity and market value of the Royal Dutch ordinary shares that you do not tender.

Following completion of the Offer and depending on the level of acceptance, Royal Dutch Shell intends to request that Royal Dutch seeks to delist the Royal Dutch ordinary shares from the London Stock Exchange and Euronext Amsterdam and the Royal Dutch ordinary shares in New York registry form from the New York Stock Exchange.

In addition, Royal Dutch Shell reserves the right to use any legally permitted method to obtain 100% of the Royal Dutch ordinary shares, including engaging in a squeeze-out, one or more corporate restructuring transactions, changes to the Royal Dutch articles or in one or more transactions with holders or minority shares, including public or private exchanges or tender offers or purchases.

What is the offer period and can it be extended?

The Offer is currently scheduled to expire at 11pm CET on July 18, 2005; however, the Offer may be extended until all the conditions to the Offer have been satisfied or waived.

If Royal Dutch Shell extends the Offer, it will make an announcement to that effect no later than 9am CET on the next Euronext Amsterdam trading day after the previously scheduled expiration date.

Where can I find more information?

The complete Offer documentation, which contains detailed information on the unification, is available free of charge on our website, www.shell.com/unification.

Alternatively, if you would like to be sent a free copy of the offer documentation please contact ANT.

If you have any questions relating to the actions available to you, the Offer and the completion and return of the enclosed forms, please phone ANT on 0800 0845 (or, if you are calling from outside The Netherlands, on +31 800 0845). ANT will be available to answer queries from Monday to Friday from 8.30am to 5.30pm CET until July 18, 2005. You may also send your questions or requests to ANT by email at: registers@ant-trust.nl. For legal reasons, ANT will only be able to provide practical information about how to complete the enclosed forms and other information contained in the Offer documentation. It will be unable to give advice on the merits of the transaction or provide any financial or taxation advice.

Full offer documentation accompanies this booklet for shareholders resident in Australia, Norway and the United States, as required by law.

Important information:

This booklet is not for distribution into Japan or Italy. This booklet does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of Royal Dutch and is addressed to holders of Royal Dutch Hague Registered Shares only. The distribution of this booklet and any documentation regarding the Offer in jurisdictions other than The Netherlands, the United States and England and the making of the Offer in jurisdictions other than The Netherlands, the United States and England, may be restricted by law. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. None of Royal Dutch Shell, Royal Dutch, Shell Transport or any of their advisers assume any responsibility for any violation of such restriction by anyone whomsoever.

You are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Offer that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the SEC) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch offer document and the listing particulars which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Offer, because each of these documents will contain important information relating to the Offer. You may obtain a free copy of the documents filed with the SEC after they are filed with the SEC at the SEC’s website www.sec.gov. These documents may also be obtained free of charge as described under the heading “Where can I find more information?”.

Contact information

Queries relating to Royal Dutch Hague Registered Shares:

ANT
From within The Netherlands: 0800 0845
From outside The Netherlands: +31 800 0845
By e-mail: registers@ant-trust.nl

More information about Royal Dutch/Shell is available at www.shell.com